CERTIFICATE OF AUTHOR

Stephen J. Juras, Ph.D., P.Geo.
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4349
Fax: (604) 664-3041
stephen.juras@ amec.com

l, Stephen J. Juras, P.Geo., am a Professional Geoscientist [Chief Geologist, AMEC E&C Services Limited] of 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modelling for copper, zinc, gold, silver and platinum/palladium properties in Canada, United States, Peru, Chile and Russia. My experience includes work on gold deposits in Canada (Nunavut), the United States (Nevada, Montana) and in Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101

I am currently a Consulting Geologist and have been so since January 1998.

From October 26, 2001 until November 01, 2001 I visited the Donlin Creek project in Alaska for the purposes of reviewing pertinent geological data in sufficient detail to independently support the data incorporated into estimating the 2002 Donlin Creek Mineral Resource.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of NovaGold Resources Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel       +1 604 664 3471
Fax       +1 604 664 3041
www.amec.com

I have read National Instrument 43-101 and Form 43-101 F1 and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 8th day of March, 2002.